SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*

                           Atlantis Plastics, Inc.

                        (Name of Issuer)

                     Class A Common Stock, $.10 par value

                 (Title of Class of Securities)

                           0000491561
                         (CUSIP Number)



                     Mark A. Rosenbaum, Esq.
                    Stroock & Stroock & Lavan
                        7 Hanover Square
                    New York, New York 10004
                         (212) 806-5400


                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 13, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Page 1 of _____ Pages
                               SCHEDULE 13D

CUSIP No.  0000491561             Page  2   of   Pages

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TJS Partners, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)|   |
          (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*

      WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
                                       |   |
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

NUMBER OF      7   SOLE VOTING POWER       192,600
 SHARES     BENEFICIALLY   8   SHARED VOTING POWER
             OWNED BY       EACH        9   SOLE DISPOSITIVE
POWER  192,600                  REPORTING     PERSON       10
SHARED DISPOSITIVE POWER                          WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         192,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.0%

14  TYPE OF REPORTING PERSON*

          PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  0000491561                 Page   3    of    Pages |

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TJS Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 (a)|   |
                 (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*

         00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO 5  ITEMS 2(d) OR 2(e)
                          |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF       7   SOLE VOTING POWER    0
 SHARES
BENEFICIALLY    8   SHARED VOTING POWER   0
  OWNED BY
  EACH         9   SOLE DISPOSITIVE POWER   0
 REPORTING
 PERSON       10   SHARED DISPOSITIVE POWER 0
  WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0


14  TYPE OF REPORTING PERSON*
      CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
CUSIP No.  0000491561        Page   4    of        Pages

1  NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Thomas J. Salvatore


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)|   |
                 (b)|   |

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*
         00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF     7   SOLE VOTING POWER         0
 SHARES
BENEFICIALLY  8   SHARED VOTING POWER       0
 OWNED BY
 EACH         9   SOLE DISPOSITIVE POWER    0
REPORTING
 PERSON      10   SHARED DISPOSITIVE POWER  0
  WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                      |   |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0

14  TYPE OF REPORTING PERSON*

       IN

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Class A Common
Stock, par value $.10 per share (the "Shares"), of Atlantis
Plastics, Inc. (the "Company"), a Florida corporation.

     The address of the Company's principal executive offices are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida
33133.

Item 2.  Identity and Background.

     This statement is being filed on behalf of TJS Partners, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the
"Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS Partners, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partners of TJS Partners, L.P. are TJS
Corporation and Mr. Salvatore (see paragraphs (2) and (3) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership".

     (2) TJS Corporation. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York
10017. The controlling shareholder of TJS Corporation is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (3) below).

     (3)  Thomas J. Salvatore.  Mr. Salvatore is a citizen of the
United States of America, and his business address is 52
Vanderbilt Avenue, 5th Floor, New York, New York 10017.   His
present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 192,600 Shares owned beneficially by the Partnership as of the date of this statement was approximately $1,147,677.17. The source of funds for the purchase of such Shares was the working capital of the Partnership.


Item 4.  Purpose of the Transaction.

     The Partnership's intention for acquiring the Shares and its present intention for holding the Shares is for investment purposes.

     None of the Filing Persons has formulated any plans or proposals as a result of ownership of the Second Rights which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act of 1933; or

          (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     As of the date of this statement, the Partnership is the direct beneficial owner of 192,600 Shares, which constituted approximately 5.0% of the 3,851,363 Shares outstanding as of September 30, 1994, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994.

     Each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of the Partnership, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the Shares owned beneficially by the Partnership. Each of such persons disclaims beneficial ownership of such Shares for all other purposes. In addition, each of such Partners may be deemed to share with the Partnership the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

     Schedule A hereto describes transactions in the Shares effected during the past 120 days by the Partnership.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 120 days except as set forth for the Partnership in Schedule A hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.


     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 21, 1995


                                   TJS PARTNERS, L.P.

                                   By:/s/ Thomas J. Salvatore
                                          Thomas J. Salvatore
                                  as Managing General Partner


                                   TJS CORPORATION

                                  By:/s/ Thomas J. Salvatore
                                    Thomas J. Salvatore
                                        President


                                   /s/ Thomas J. Salvatore
                                       Thomas J. Salvatore

                                                 Schedule A


The following table sets forth certain information concerning the Shares purchased by the Partnership during the 120-day period preceding the date of the Schedule 13D Statement to which this Schedule A is attached. All purchases were made through brokerage transactions on the American Stock Exchange.

                                                   Purchase Price
                                                     Per Share
                           No. of Shares             (Exclusive of
Date of Purchase            Purchased                 Commissions)
10/14/94                         2,800                 $16,103.00
10/17/94                           500                   2,878.00
10/19/94                         2,000                  11,253.00
10/20/94                        11,800                  67,415.00
10/25/94                         1,400                   7,878.00
10/28/94                         3,700                  21,278.00
10/31/94                           100                     565.50
11/02/94                           100                     579.50
11/07/94                           200                   1,136.00
11/09/94                         1,000                   5,628.00
11/10/94                         1,000                   5,625.00
11/14/94                         5,000                  28,128.00
11/15/94                         2,600                  14,628.00
11/16/94                         2,000                  11,253.00
11/17/94                         1,400                   8,115.44
12/6/94                          1,500                   8,628.00
12/7/94                          1,000                   5,753.00
12/8/94                            500                   2,878.00
12/9/94                          5,000                  28,753.00
12/12/94                        10,200                  57,977.76
12/13/94                         4,100                  22,553.00